03 JUN -2 AM 7:21

May 16, 2003

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

[redacted]

03022315

SUPPL

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.
File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated May 16, 2003,, (Sumitomo Metals Announces Fiscal Year 2003 Result)

Very truly yours,

Mamoru Shinagawa
Manager
Investor Relations Group, Public Relations &
Investor Relations Department
Sumitomo Metal Industries, Ltd.

cc: The Bank of New York

dlw 6/6

SUMITOMO METAL INDUSTRIES, LTD.
PUBLIC RELATIONS DEPARTMENT
8-11, Harumi 1-chome, Chuo-ku, Tokyo 104-6111, Japan
Phone: (03) 4416-6115 Fax: (03) 4416-6798

PRESS RELEASE

SUMITOMO METALS

May 16, 2003
For immediate release

Sumitomo Metals Announces Fiscal Year 2003 Results

Sumitomo Metal Industries, Ltd. announced today its financial results for FY2003 (FY2003 began April 1, 2002 he fiscal year which will end March 31, 2003)

<Consolidated Results for FY2003>

(Unit: Million of yen)

	FY2003	FY2002	Change
Sales	1,224,633	1,349,528	- 9.3%
Operating profit	69,828	40,096	74.2%
Recurring profit	41,309	748	5,417.1%
Net Income (loss)	17,076	(104,720)	-

<Non-Consolidated Results for FY2003>

(Unit: Million of yen)

	FY2003	FY2002	Change
Sales	727,706	772,870	- 5.8%
Operating profit	48,675	32,414	50.2%
Recurring profit	29,263	1,007	2,804.1%
Net Income (loss)	11,934	(119,427)	-

1.Management policies and Business results

(1) Management policies

Issues facing SMI

SMI promoted the following measures of the Mid-Term Business Plan (FY2002—FY2005) to strengthen its management system by establishing a solid business foundation, striving to raise the efficiency of the steel business and substantially improving the Company's financial position.

The Board believes that these measures will help the Company respond to a rapidly changing business environment and develop a corporate structure that can ensure stable, high profits. Through such a corporate structure, the Company will endeavor to satisfy its shareholders, customers, suppliers, local community, employees, and other stakeholders.

Measures of the Mid-Term Business Plan (FY2002—FY2005)

1) Restructure the steel business and enhance its competitiveness

(i) Aim to establish a world-class steel sheet business by setting up an efficient production system through the concentration of mass-produced steel sheets at Kashima Steel Works and having Wakayama Steel Works specialize in high-end steel sheets

- Shut down the hot rolling mill and tandem cold rolling mill at Wakayama Steel Works at the end of FY 2004

  Wakayama Steel Works will continue to manufacture high-end steel sheets using a reverse cold rolling mill, continuous galvanizing lines, and electrical steel production lines.

- Concentrate the mass production of steel sheets at Kashima Steel Works

  Establish a highly-competitive position by setting up a fully integrated production system, from upstream processes through to finishing, at Kashima Steel Works when bringing the new No. 1 blast furnace on line in mid-FY2004.

- Since Kashima Steel Works is unable to absorb the entire hot rolled steel sheet production load, contract Nippon Steel Corporation and Kobe Steel, Ltd. to supply substrates.

(ii) Operate the Wakayama Steel Works upstream processes at full capacity

- Operate the upstream processes of the Wakayama Steel Works at full capacity through the long-term stable supply of steel slabs to the China Steel Corporation (CSC) (increase from approx. 600,000 tons per year (current supply) to 1.8 million tons per year).
  In this year, the Company expects to conclude an agreement with China Steel Corporation to jointly commercialize these upstream processes.

(iii) Integrate stainless steel business

- Jointly establish a new company with Nippon Steel Corporation to merge the two companies' stainless steel operations in October 2003.

(iv) Cooperate with the neighboring steel works of Nippon Steel Corporation in distribution and raw materials/machinery procurement.

(v) Cooperate with Kobe Steel, Ltd. in distribution and raw materials/machinery procurement in the titanium business.

(vi) Conduct reciprocal investment with Nippon Steel and Kobe Steel

- Mutual investment with Nippon Steel and Kobe Steel with a view to further strengthening our competitiveness in the global market while retaining independent sales and R&D activities.
- Establish a Three-Company Tie-Up Study Committee between SMI,

Nippon Steel and Kobe Steel to increase the efficiency of each participant's business.

2) Reinforce financial structure

(i) Endeavor to reduce consolidated borrowings from ¥1,648.7 billion at the end of FY2002 to ¥990.0 billion by the end of FY2006.

- Concentrate management resources in the steel business by significantly narrowing the focus of group business
- Sell off certain assets including real estate and marketable securities.

(ii) Improve the equity ratio

Increase equity ratio by approximately 11%, from 11.3% at the end of FY2002 to around 22% by the end if FY2006.

- Reduce assets and secure an income stream (a return on assets (ROA) of at least 5%)
- In January this year the Company allocated new shares to a third party to boost capital by 47.1 billion yen to improve the Company's financial structure.

Financial Targets of Medium-Term Business Plan (Consolidated)

(100 million yen)

	Consolidated FY2006	Non-Consolidated FY2006
Sales	10,000	6,200
Operating profit	940	700
ROA	5%	5.1%
Recurring profit	700	500
Total assets	18,500	13,500
Balance of debt	9,900	6,900
Equity	4,150	4,320
Equity ratio	22%	32%
D/E ratio	2.4 times	1.6 times

(Based on the forecast:
Nationwide crude steel production: 95 million ton
115 yen/dollar)

SMI's basic policy regarding distribution of profits

In the current period the Company made sufficient profits to enable a dividend payment of 10.7 billion yen. As a result, at the annual general shareholders' meeting to be held in June this year, the Board of Directors will propose the shareholders for permission to make a dividend payment of 1.50 yen per share, marking the resumption of dividend payments for the first time in five years.

It is the policy of the Company to strive to strengthen the management base of the SMI Group overall, and we hope to continue regular dividend payments.

Basic approach to corporate governance, and its policies in action

Basic approach

SMI regards sound corporate governance as a basic requirement for the achievement of various management objectives. The Company is building an administrative system

that we believe will enable management decisions to be made, and operations of the company to be directed, properly and efficiently, and that will also facilitate oversight of these processes. The Company is striving to achieve greater accuracy, efficiency and transparency in corporate management.

Corporate governance policies in action

Management decision-making, execution of decisions and supervision

(1) Important matters concerning the operations of SMI and the SMI Group are carefully discussed in "management meetings" (in principle, held twice a month). Decisions concerning these matters are made at meetings of the Board of Directors (in principle, held once a month). The Board's decisions are put into practice by the executive officers in each of their respective departments. (The Company introduced the executive officer system in June 1999 to accelerate the decision-making process and increase administrative efficiency by separating the decision-making/supervisory functions from the executive functions.) At present there are 8 Directors and 24 Executive Officers (including those Executive Officers who are also Directors).

(2) The Corporate Auditors, their staff and the Internal Auditing Department monitor and audit the compliance with law and effectiveness of the decisions of Directors and the execution of duties by the executive officers. At present there are four (4) Corporate Auditors, including two (2) external Corporate Auditors (both of whom have no special relationship with the Company). At the meetings of the Board of Corporate Auditors (in principle, held once a month) the Corporate Auditors decide matters relating to the execution of duties, and each auditor carries out his or duties accordingly. Tohmatsu Auditing Corporation is the auditor of the Company's accounts.

(3) In April last year SMI introduced an in-house company system and reorganized its businesses into four companies (Sheet Steel, Plate, Titanium & Structural Steel Company; Pipe & Tube Company; Railway, Automotive & Machinery Parts Company; and Engineering Company) plus the Head Office/Corporate Research & Development Laboratory. Under this in-house company system, each business unit has an administrative and operational structure that covers each step from manufacturing through to sales. Each company president is responsible for the consolidated business performance of the business unit, including affiliated Group companies. Each in-house company endeavors to strengthen its ability to respond to customer needs in ways that are suitable for the unique qualities of each business, and to establish a more flexible management style.

Nomination of Director and Executive Officer candidates by committees

(1) The personnel committee (chaired by the President and reporting to the Board of Directors) nominates candidates for the positions of Director and/or Executive Officer, and deliberates and decides other matters concerning personnel.

(2) The Board of Corporate Auditors considers the candidates for the position of Corporate Auditor who have been put forward by the Board of Directors and reaches agreement. The Board of Corporate Auditors discusses and decides the remuneration to be paid to each Corporate Auditor.

(3) The Affiliated Company Management Council (chaired by the President) evaluates the business performance of the major Group companies and discusses the remuneration to be paid to the president of each company.

Compliance and risk management

(1) SMI recognizes that compliance is a fundamental component of corporate management. In January 1997, the Company enacted its Sumitomo Metals' Corporate Code of Conduct clarified the basic rules that officers and employees should follow in the performance of their duties, and had the Legal Department hold compliance training courses.

(2) The Company established the Compliance Committee (chaired by the Vice President in charge of legal affairs) in October last year for the purpose of a) strengthening levels of compliance in both SMI and other Group companies, and b) preventing the occurrence of illegal conduct. The Company also set up the Compliance Consultation Office where employees of the SMI and the Group companies can directly discuss matters relating to compliance.

(3) The Company established the Risk Management Committee (chaired by the President) in August 2000 to enable all companies to make a unified response in the event of a major disaster, accident, illegal act, etc., to enhance the Company's ability to conduct rapid and appropriate risk management.

Information disclosure

In accordance with the laws, ordinances and related regulations, SMI is working to increase the transparency of management by disclosing important information relating to the management of the Company and the Group companies on a timely and appropriate basis. The Company is actively involved in investor relations (IR) to deepen the level of shareholder and investor understanding of SMI and the SMI Group companies.

(2) Business results and issues facing SMI

1. Business results

(Business environment in the 80th period ending March 31, 2003)

Although there were signs of a bottoming-out of the fall in corporate earnings, on account of an increase in exports and progress in inventory adjustment, the Japanese economy remained under a cloud, with an increasingly uncertain outlook due to stagnating consumer demand, shrinking public-sector investment, the fall in stock prices, and the situation in Iraq.

The steel industry enjoyed a substantial increase in production compared with the previous period, attributable to exports, principally to Asia, despite the continued sluggish tone of domestic demand. Efforts to reduce steel product inventories improved sales prices.

(Management Policy)

Given the prevailing business environment, the Company reduced its fixed costs and trimmed its level of debt to strengthen itself and improve its level of profitability. In November last year, the Company formulated the Mid-Term Business Plan (FY2003—FY2006), promoted the structural overhaul of its steel business and improved competitiveness, and reinforced its financial structure.

(Business results and dividends)

The Company achieved a considerable improvement in profitability in the current period, not only as a result of an increase in sales volume, but also due to efforts to cut costs and improve sales prices.

On a consolidated basis, the transfer of the silicon wafer business and other transactions caused total sales to decline by 124.8 billion yen from the previous fiscal year, to 1,224.6 billion yen. Operating profit for the current fiscal period was 69.8 billion yen and recurring profit was 41.3 billion yen. Net income improved over the previous period by 121.7 billion yen to reach 17.0 billion yen.

On a non-consolidated basis, this period recorded total sales of 727.7 billion yen, operating profit of 48.6 billion yen, and recurring profit of 29.2 billion yen. Net income improved by 131.3 billion yen compared with the previous period, to reach 11.9 billion yen,

(Business sectors)

(Steel)

Steel Sheet, Plate, Titanium & Structural Steel Company

With the construction of the new No. 1 blast furnace beginning at the Kashima Steel Works in May 2002, and the focus on the mass production of products using thin sheet steel manufactured by the Wakayama Steel Works, the Company began efforts to secure a fully integrated operational structure, from upstream through downstream processes.

To maintain a high level of operations of its blast furnaces and upstream steel production facilities, the Wakayama Steel Works began supplying the Taiwanese China Steel Corporation (CSC) Group with steel slabs at the rate of 150 thousand tons per quarter in July last year.

In the automotive sheet steel sector, the Company achieved several awards. For the second year in a row, the Company received the Supplier of the Year award from General Motors Corporation, the Award for Quality Performance from Toyota Motor Corporation, the Gold Prize of the year from Suzuki Motor Corporation, and the VE/VA Suggestion Excellence Award from Mazda Motor Corporation. In addition, Fuji Heavy Industries Ltd. awarded the Company its Best Quality Award.

In December last year, the Company concluded a basic agreement with Nippon Steel Corporation by which the companies will unify their stainless steel businesses in October this year. This business integration seeks to raise the profitability of the stainless steel business, and should, we believe, offer several advantages, among them a more efficient production and facility system, and a reduction in indirect management costs.

Consolidated total sales for the Steel Sheet, Plate, Titanium & Structural Steel Company were 537.5 billion yen.

[redacted]

Pipe & Tube Company

The seamless pipe business has achieved a steady increase in profits following changes in the supply and demand structure of the business through the merger of global suppliers. In the current period, the Pipe & Tube Company received substantial orders from major petroleum companies for shipments of Super High Alloy oil well pipe (an ultra-high grade seamless pipe) to the Middle Eastern, U.S. and Southeast Asian regions. The company also received large orders from China, Azerbaidjan and other countries for large-diameter steel pipe.

Consolidated total sales for the Pipe & Tube Company were 233.6 billion yen.

Railway Automotive & Machinery Parts Company

One of the company's high-value-added products, the Active Suspension System bogie control technology for bullet trains, which enhances passenger comfort, has been adopted for the Hayate trains on the Tohoku Shinkansen Line. The company's efforts to boost exports, such as large orders from U.S. customers for rolling stock wheels, resulted in steady earnings.

The company has decided to launch a crankshaft manufacturing business in China, where automotive production is expected to greatly increase.

Consolidated total sales for the Railway Automotive & Machinery Parts Company were 66.4 billion yen.

Including figures from affiliated companies such as Sumitomo Metals (Kokura), Ltd. and Sumitomo Metals (Naoetsu), Ltd., consolidated total sales for SMI's steel business were 960.3 billion yen, and consolidated operating profit was 66.7 billion yen.

(Engineering)

Engineering Company

Amid continuing stagnation in public and private sector investment in infrastructure, the Engineering Company has marketed specialized products in the construction, energy and environmental sectors. Examples include Sandwich-type Composite Segments (a steel-concrete composite), Invar Piping for LNG plant, and high-efficiency gasification and smelting furnace. During the current period, Kyoei Steel, Ltd. decided to utilize a high-efficiency gasification and smelting furnace in its waste processing business at its Yamaguchi plant. The Engineering Company is striving to boost orders for its furnaces as the environmental business grows.

Consolidated total sales for the Engineering Company were 78.6 billion yen, and consolidated operating loss was 0.5 billion yen.

(Electronics and information services)

Consolidated total sales for this business sector declined to 76.2 billion yen on account of the shrinking IT market, a corresponding reduction in sales, and the transfer of the Company's silicon wafer business. Consolidated operating loss was 0.8 billion yen.

(Selection and focus of business within the SMI Group)

The Company has promoted the selection and focus of business within the SMI Group. This fiscal year, the Company sold the L-S Electro-Galvanizing Company (its steel sheet galvanizing business in the United States) and completed several business transfers, including Sumikin Chemical Co., Ltd., Sumitomo Metal System Solutions Co., Ltd., and Kokura Enterprise Co., Ltd.

From the viewpoint of increasing the overall strength of the Group and making the most efficient use of business resources, the Company made decisions to increase cost competitiveness in the various business sectors and strengthen our management structure. Examples include the merger of Sumikin Kashima Koka Co., Ltd. with Sumikin Wakayama Koka Co., Ltd. and the decision to transform Kanto Special Steel Works, Ltd. into a subsidiary in September 2003 through a stock conversion. The latter will help maintain and secure the Company's high-quality steel roll manufacturing technology—an important component in the manufacture of steel products.

Outlook for the next fiscal year

In order to further strengthen our management structure, the Company will strive to build an even more efficient operational structure for the steel business and improve its financial structure in accordance with the Mid-Term Business Plan.

In the next period, the Company expects, on a consolidated basis, to achieve total sales of 1,080 billion yen, recurring profit of 55 billion yen, and current-term profit of 18 billion yen, and reduce its consolidated outstanding debt to around the 1,230-billion-yen level as planned. On a non-consolidated basis, the Company expects to realize sales of 680 billion yen, recurring profit of 43 billion yen, and current-term profit of 22 billion yen.

The above-mentioned business expectations and future estimates have been made by the Company based on the information available to it at the present point in time, and therefore include latent risk and uncertainty. Changes in circumstances may lead to actual results that differ significantly from these expectations.

Financial situation

As a result of a Group-wide improvement in profitability and further reduction of assets, in accordance with the Mid-Term Business Plan, the Company realized 184.7 billion yen in funds from operations. In the current period, special retirement payments accompanying the transfer of employees loaned to other companies in the previous period amounted to 23.5 billion yen, reducing the total funds from operations to 161.1 billion yen. Investments yielded 58.3 billion yen funds. On the other hand, 164.9 billion yen was used for the reduction of outstanding debt and other financial activities. Adding the effects of the change in the sphere of consolidation, the balance of outstanding funds as of the end of the period was 51.3 billion yen higher than at the end of the previous period, to stand at 121.7 billion yen.

The level of outstanding debt—a major management issue for the Company—on a consolidated basis was reduced by 233.4 billion year compared with the end of the

previous fiscal year, to reach 1,415.3 billion yen. When the balance of cash and time deposits was subtracted, the actual debt balance came to 1,293.4 billion yen.

	FY2001 ending March 31, 2001	FY2002 ending March 31, 2002	FY2003 ending March 31, 2003
Shareholders' capital ratio	13.5%	11.3%	15.5%
Shareholders' capital ratio a market value basis	9.4%	7.2%	12.2%
Years to debt redemption	13.0 years	11.9 years	7.7 years
Interest coverage ratio	5.6	6.4	11.0

Stockholders' capital ratio: Shareholders' capital/Total assets
Shareholders' capital ratio on a market value basis: Total market value of shares/Total assets
Years to debt redemption: Outstanding debt/(Operating cash flow - Interest payments)
Interest coverage ratio: Operating cash flow/Interest payments
* All figures are calculated from consolidated financial values.
* "Outstanding debt" means the actual outstanding debt, i.e., the total of outstanding borrowing plus corporate debentures minus cash and time deposits.
* "Interest payments" means the net interest payment burden (interest payments and net total of interest and dividends received).
* "Operating cash flow" of FY2002 and FY2003 means the operating cash flow minus the special retirement payments accompanying the transfer of employees loaned to other companies.

Forward-Looking Statements

This press release contains certain forward-looking statements. The company has tried, whenever possible, to identify these forward-looking statements using words such as "anticipated," "believes," "estimates," "expects," "plans," "intends" and similar expressions. Similarly, statements herein that describe the company's business strategy, outlook, objectives, plans, intentions or goals are also forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ materially from those expressed in, or implied by, such statements. These risks and uncertainties may include, but are not limited to: the company's ability to successfully implement its strategies to restructure the steel business and reinforce its financial structure; the effects of and changes in Japanese and worldwide general economic conditions and in the steel industry in particular, including the severity of any economic slowdown, technological and other changes affecting the manufacture of and demand for Sumitomo Metal Industries Group's products, changes in Japanese or other countries' laws and regulations, including with regard to taxation and other risks and uncertainties

set forth in subsequent press releases and in Sumitomo Metal Industries Group's public filings. These statements reflect the company's current beliefs and are based upon information currently available to it. Be advised that developments subsequent to this release are likely to cause these statements to become outdated with the passage of time. The company disclaims any intent or obligation to update these forward-looking statements.

(Reference)

1.Nationwide crude steel production volume
Forecast for the FY2004 approximately 104 million ton

2. Crude steel production volume

(10 thousand ton)

	The first half of FY2003 results	FY 2003 results	FY2004 forecast
Consolidated (*)	601	1,218	Approximately 1,190
Non-Consolidated	536	1,078	Approximately 890

(*)include Sumitomo Metals (Kokura) , Sumitomo Metals (Naoetsu), SMI Steel Corporation

3. Export ratio (Non-Consolidated Total for whole company by monetary value)
Results for the FY2003 35%
Forecast for the FY2004 approximately 35%

4.Exchange rate
Results for the FY2003 122 yen/$
Forecast for the FY2004 approximately 115 yen/$

5. Effect on profits of yen appreciation by one yen (Consolidated)
Results for the FY2003 1 billion yen per year
Forecast for the FY2004 approximately 1.1 billion yen per year

6..Average price of steel products (Non-consolidated)
Results for the first half of FY2003 63.9 thousand yen / ton
Results for the FY2003 64.8 thousand yen / ton
Forecast for the first half of FY2004 approximately 66 thousand yen / ton
Forecast for the FY2004 approximately 65 thousand yen / ton

7. Operating profit

(100 million yen)

	FY2003 results	FY 2004 forecast
Consolidated	approximately 340	Approximately 820
Non-Consolidated	approximately 300	Approximately 620

8.Segment information

(100 million yen)

	The first half of FY2004 forecast		FY 2004 forecast	
	Sales	Operating profit (loss)	Sales	Operating profit (loss)
Steel	Approximately 4,550	Approximately 360	Approximately 9,200	Approximately 810
Engineering	Approximately 250	Approximately - 20	Approximately 700	Approximately -10
Electronics and information services	Approximately 250	Approximately 0	Approximately 500	Approximately 0
Other	Approximately 150	Approximately 0	Approximately 400	Approximately 20

9.Outatnading borrowings

(100 million yen)

	The end of September 2002	The end of March 2003	The end of September 2003 Forecast	The end of March 2004 forecast
Consolidated	15,554	14,153	Approximately 13,600	Approximately 12,300
Non-Consolidated	10,842	9,969	Approximately 9,400	Approximately 8,600

10.Capital investment and depreciation cost (property, plant and equipment)

(100 million yen)

	FY2003		FY2004 forecast	
	Consolidated	Non-Consolidated	Consolidated	Non-Consolidated
Capital investment	509	288	Approximately 710	Approximately 530
Depreciation cost	917	589	Approximately 830	Approximately 550

11.Number of employees

(person)

	The end of September 2002	The end of March 2003	The end of September 2003 Forecast	The end of March 2004 forecast
Consolidated	28,472	25,858	Approximately 25,760	Approximately 24,850
Non-Consolidated	8,333	8,237	Approximately 8,110	Approximately 7,700

(Include employees loaned to other companies

(person)

	The end of September 2002	The end of March 2003	The end of September 2003 Forecast	The end of March 2004 forecast
Non-Consolidated	10,772	8,426	Approximately 8,280	Approximately 7,870

<Summary of progress of the Medium-term Business Plan>

(100 million ton)

	Results		Medium-term Business Plan	
	The end of March 2002	The end of March 2003	The end of March 2003	The end of March 2006
Outstanding borrowings	16,487	14,153	14,600	9,900
Reduce assets	-	1,790	1,500	(Total) 2,550
ROA	1.5%	3.1%	3.0%	5.0%
Equity ratio	11.3%	15.5%	15%	22%
D/E ration	6.0 times	4.3 times	4.3 times	2.4 times